# Invest in nSightify

A for-profit online community improving the performance and well-being of First Responders



🐦 NSIGHTIFY.COM  AUSTIN TX          Technology  Software  Social Impact  Healthcare  Social

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## Why you may want to invest in us...

1   We are first to market. Our addressable market is estimated at $180M annually.

2   Organizations report that Employee retention and mental health are the top two challenges they are facing today.

3   nSightify provides an online community for providers to connect and communicate easily, privately, and securely.

4   20%-30% of First Responders have PTSD. This equates to 400K-600K First Responders (Fire/EMS).

5   The nSightify team has dedicated over 40 years to understanding the needs of First Responders (Fire/EMS).

6   Research shows that connection and communication builds resilience and improves well-being and performance.

7   First Responder Burnout and PTSD is affecting more than half a million First Responders (Fire/EMS).

## Why investors ❤ us

WE'VE RAISED $205,580 SINCE OUR FOUNDING



*I'm excited to be reinvesting in the nSightify mission and founders! John and Jason are passionate about finding a solution for First Responder burnout and turnover. When I reconnected with them last year and heard about nSights, I knew immediately I wanted to be a part of it. It's a great opportunity to bring together my interests in EMS and my passion for supporting people, teams and organizations in performance and well-being. I'm truly excited about this company, this team, and the impact we can make together.*

**Rachael Waldinger** Coach - Cambium Coaching

[ LEAD INVESTOR ❓ ] [ INVESTING $1,000 THIS ROUND & $60,000 PREVIOUSLY ]



*I've been an EMS provider for 20 years and see real potential in this product, both as a line employee and as a supervisor. I'm also looking forward to the possibility of using this in the Flight EMS realm.*

**Jessica Duell**

[ SEE MORE ]

## Our team



**John Dadey**
CEO and Co-Founder at nSightify
*As a leader and entrepreneur in the EMS industry, John is a creative thinker, innovative manager, and passionate advocate. Over the past 20 years, he has been dedicated to improving the lives of First Responders.*

**Jason Bonham**
Co-Founder
*Jason has been in the Fire/EMS industry since 1991. Through his first-hand experience as a Paramedic, Jason has developed a strong understanding of the formidable physical and mental challenges that first responder practitioners face.*
(in)

**Holly Mc Williams Clark**
Director of Business Development
*Holly has worked as a product consultant in the EMS and Fire Industry for 14 years. She has relationships with prominent thought leaders and corporations and a desire to advance organizations with tools to save time for those who save lives.*
(in)

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**In the news**

TIPPING POINT

**nSightify posted on LinkedIn**

The nSightify vision is to better the overall health of an organization through employee engagement and satisfaction, that will result in an optimized ...

May 3, 2020 @ linkedin.com

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**Downloads**

📄 nSightify - Investor Presentation WF1.pdf

# An idea is born

Our engagement and commitment with the EMS and Fire community started in 2004 when John founded ESO Solutions to leverage opportunities at the time for First Responder insurance billing services. ESO Solutions was born with the purpose of providing an efficient and cost-effective ePCR solution for John's billing clients. The business became so successful that the billing section of the company was eventually spun off.



*John and Jason -Working the Trade show floor - back in the day*



Jason has extensive first-hand experience of the inherent challenges that face EMS and Fire providers and practitioners. He spent nearly ten years in a high volume EMS organization but eventually succumbed to burn out and PTSD at the end of his career. This prompted a sea change which he found when he joined ESO Solutions. Jason's knowledge of the First Responder market is formidable and he brings all that knowledge and passion to bear in improving the capability of first responders to deal with the same challenges that he faced through nSightify's offerings.




MEDIC 13
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*Jason - Paramedic days (Jason on left)*

Jason and John reconnected in late 2018. They realized after some brainstorming that while their previous companies were successful, they couldn't really say, "We are making a substantial contribution to make the lives of First Responders better." This realization compelled them to address the everyday challenges that First Responders face by developing a tool that truly brings value to the health and wellness of First Responders. nSightify was born.

Stanford Medicine's 2018 National Physician Poll said *EHRs: systems had detracted from their professional satisfaction (54 percent) as well as from their clinical effectiveness (49 percent).

*EHR is the physician equivalent to an ePCR for a First Responder.

At the beginning of February 2019, we started the process of fleshing out our designs through mockups and wireframes.


Hospital Turnaround Time
Your Average Time
Target Time
Team Average Time
Very Good!
Hospital Turnaround Time
Your Average Time
Target Time
Team Average Time
Very Good!

We solicited input from industry practitioners to confirm our design and application workflow was optimized and fit for purpose. In late March 2019, after several interactions and feedback sessions, we started development. We slowly built a team utilizing resources from Systalent, a software development company that has a proven track record with John delivering quality EMS solutions. In October 2019 we launched our initial **MVP** product.


nSights
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In March of 2020, we delivered out **Telehealth** solution.





*Telehealth*

**Initial investors**

John and Jason are majority shareholders in nSightify and have bootstrapped the company through to the initial product release phase.

Rachael Waldinger was a CEO at a First Responder billing company and later took an executive role at R1 - a leading healthcare revenue cycle management company. Rachael believes strongly in the team's vision and has been a valued investor in nSightify from June 2019

Anwar is the CEO of Systalent, a software development company partnering with nSightify to develop the nSights application. John and Anwar have developed a trusted relationship having worked closely together to develop EMS focused applications. Anwar is a valued investor in nSightify from January 2020.

We now proudly serve a group of paying clients who we are working closely with to ensure that nSights meets their particular needs. To further the company, grow our team, and maximize our opportunities we are seeking people who would like to invest in nSightify's exciting future.

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# Investor Q&A

### What does your company do? ⌄

COLLAPSE ALL

nSightify has developed a platform for Fire and EMS agencies to mitigate staff disengagement, high turnover, physical and mental burnout, and other trauma experienced by EMS and Fire providers. Central to this platform is the nSights mobile app whose inbuilt communication channels, key results, kudos, direct messaging, and video calling functions provide EMS agencies with engagement, recognition, and communication tools for their benefit, and the well being of their workforce.

### Where will your company be in 5 years? ⌄

We want nSightify to be known as the go-to provider of choice by EMS and Fire agencies across the USA. The broad acceptance of the nSights app by the first responder community who buy into the nSightify vision of supporting people in the field and making EMS a better place to work through fit for purpose intelligent software. We strongly believe that these goals will provide strong foundations for profitability and growth.

### Why did you choose this idea? ⌄

We founded two companies before nSightify that did well financially and served the technical needs of EMS, but neither had a positive direct impact on the healthcare providers in the field. nSightify focuses on improving the lives of our first responders by making Fire/EMS a better and engaging place to work.

### Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Currently, we are in the midst of a deadly COVID 19 pandemic. Taking care of our first responders is something we're passionate about, and we know that one of the biggest challenges during critical times is timely and effective communication. Combined with our Telehealth tools, it allows First Responder providers a mechanism for reimbursement. Ineffective, slow, and disconnected communication affects employee engagement and performance, as well as organizational recruitment and retention. We believe that by offering a better way for safer, faster, and remote/virtual communications, we can make EMS a better place to work.

### How far along are you? What's your biggest obstacle? ⌄

We have a fully developed product and are now actively focussed on customer acquisitions. Marketing and customer awareness are the biggest challenges right now.

### Who competes with you? What do you understand that they don't? ⌄

There is no direct competitor, in the First Responder market, that covers the combined engagement, communications, and Telehealth capabilities that nSightify provides. Pulsara is a Telehealth application that competes with our Telehealth offering. Some organizations use Microsoft Teams to serve their general communications function. Beekeeper is an 8-year-old company based out of Zurich and recently raised 45M for its mobile-first communications platform.

### How will you make money? ⌄

We sell directly to the organization, and they provide access to their employees.

### What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The most significant risk is not delivering what companies have signed up for. The First Responder market is "self-referential," - meaning they don't typically compete against each other. They share information freely, and if you take great care of the customer, they will tell everyone - the same goes for if you underdeliver.

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